Exhibit 99.1

Aurora, a Global Leader in Medical Cannabis, Announces Results of 2026 Annual General Meeting

EDMONTON, AB, Aug. 10, 2026 /CNW/ -- Aurora Cannabis Inc. (NASDAQ: ACB) (TSX: ACB) ("Aurora" or the "Company"), the Canadian-based leading global medical cannabis company, is pleased to announce the voting results from its Annual General Meeting of Shareholders (the "Meeting") held Friday August 7, 2026 by virtual webcast. The total number of shares represented by shareholders present in person (virtually) and by proxy at the Meeting was 16,639,306 common shares, representing 26.86% of Aurora's issued and outstanding common shares as of the record date.

The details of the voting results for the directors are set out below:

Board Nominee	Votes For	% votes For	Votes Withheld	% Votes Withheld
Miguel Martin	5,076,096	85.12%	887,633	14.88%
Michael Singer	5,148,795	86.34%	814,934	13.66%
Chitwant Kohli	5,134,736	86.10%	828,993	13.90%
Norma Beauchamp	5,159,834	86.52%	803,895	13.48%
Rajesh Uttamchandani	5,127,871	85.98%	835,857	14.02%

At the Meeting, shareholders also approved the appointment of Ernst & Young LLP as auditors of the Company for the ensuing year, and approved the Company's advisory vote on executive compensation, otherwise known as "Say-on-Pay", which passed with 82.97% of votes FOR.

"We're pleased by the support received from our shareholders at this year's meeting," said Miguel Martin, Executive Chairman and CEO at Aurora. "These results demonstrate confidence in our Board of Directors and allow us to remain focused on executing our medical-first strategy, strengthening our global medical cannabis business, and delivering long-term value for shareholders."

A report of voting results on all resolutions voted on at the Meeting will be filed under the Company's profile on SEDAR + (www.sedarplus.ca).

About Aurora

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves medical markets across Canada, Europe, Australia, and New Zealand with a portfolio of trusted, leading brands including Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, and Whistler Medical Marijuana Corporation®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the execution of the Company's medical-first strategy, strengthening of its global business, and the Company's ability to deliver long-term value for shareholders.

Forward-looking information or statements contained in this news release have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future.  Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things,  assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company's operations; and the Company's ability to conduct operations in a safe, efficient, and effective manner. The Company does not give any assurance that the assumptions on which forward-looking information or statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion to revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks as set out under "Risk Factors" contained in the Annual Information Form dated June 10, 2026 (the "2026 AIF"). Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements. The Company cautions that the list of risks, uncertainties and other factors described in the 2026 AIF is not exhaustive and other factors could also adversely affect its results.  Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:04e 10-AUG-26